

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Via e-mail:
Mr. William O'Dowd
Chief Executive Officer
Dolphin Digital Media, Inc.
2151 LeJeune Road, Suite 150 – Mezzanine
Coral Gables, FL 33134

> **Re: Dolphin Digital Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-50621**

Dear Mr. O'Dowd:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 16

Liquidity and Capital Resources, page 17

1. We note that you capitalized $1,294,120 of web series production costs that were included in other liabilities as of the balance sheet date. Please expand the discussion to explain the reason for capitalizing these costs prior to payment for the expenses. Explain the nature of the obligation and why the timing was appropriate.

2. Also, explain the reason for accounting for the proceeds from revenue participation agreements as debt, detailing the terms of the agreements that support your accounting for these payments as debt proceeds.

Item 9A. Controls and Procedures, page 21

3. We note that your disclosure controls and procedures were not effective due to material weaknesses in procedures. Please expand the disclosure to explain in greater detail why the revenue recognition for a software license was recorded ratably over a 5 year period but then restated to recognize revenue from this license at the time the software was delivered. Also, please explain in greater detail why the revenue from a Production services agreement was initially recorded using completed contract accounting and deferred and then why it was revised to recognize revenue as services were provided.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-8

4. Refer to your discussion of revenue recognition on page 18. We note that for fixed price contracts you recognize revenue ratably over the contract period or by other input or output methods to measure the service provided but expense contract costs as incurred. Please expand the disclosure to clarify how you compute income earned under the percentage-of-completion method using the guidance in ASC 605-35-25-82 to 84. Clarify how you match costs incurred under the fixed price contracts to the revenue recognized during the period. Please revise Critical Accounting Policies, Judgments and Estimates on page 18 accordingly.

5. Refer to your discussion of capitalized production costs on page F-9. Please expand the disclosure to explain in detail the reason for the timing and amount of the impairment of website development costs of $2,166,143 in 2010 and impairment of advances made to an unrelated party of $170,500 in 2010. Please expand the discussion in MD&A on page 16 accordingly.

Note 15 – Commitments and Contingencies, page F-21

6. Refer to the disclosure of tax filings on page F-22. Please expand the disclosure to explain in greater detail the nature of the information returns and the reason for not filing the returns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director